SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                                  :
                In the Matter of                  :
                                                  :
            ASH CREEK MINING COMPANY,             :   CERTIFICATE
                                                  :
       PUBLIC SERVICE COMPANY OF OKLAHOMA         :       OF
                                                  :
                      AND                         :   NOTIFICATION
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       ON
                                                  :
                                                  :   FORM U-6B-2
  (Public Utility Holding Company Act of 1935)    :
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      Ash Creek Mining Company (the "Company") hereby certifies that it has issued the securities described herein, which issue was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

       1.   TYPE OF THE SECURITY:

            The security is a promissory note.

       2.   ISSUE, RENEWAL, OR GUARANTY:

            Issuance.

       3.   PRINCIPAL AMOUNT OF EACH SECURITY:

            During the quarter ended September 30, 1996, Ash Creek borrowed an aggregate of $610,000 under the Promissory Note.

       4.   RATE OF INTEREST PER ANNUM OF EACH SECURITY:

            The rate of interest per annum of the Notes is variable based on the CSW money pool interest rate.




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       5.   DATE OF ISSUE OF EACH SECURITY:

            The amounts borrowed pursuant to the promissory note were as follows:
                  July 18, 1996           $175,000
                  September 2, 1996       $435,000


       6.   IF RENEWAL OF SECURITY, DATE OF ISSUE:

            Not Applicable

       7.   DATE OF MATURITIES OF EACH SECURITY:

            The Notes will mature December 31, 1996.

       8.   NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED:

            The promissory note was issued to Public Service Company of Oklahoma.

       9.   COLLATERAL GIVEN WITH EACH SECURITY:

            None.

      10.   CONSIDERATION RECEIVED FOR EACH SECURITY:

            During the quarter ended September 30, 1996, the Company received $610,000 in proceeds from the issuance of the Note.

      11.   APPLICATION OF PROCEEDS OF EACH SECURITY:

            The Company has applied the proceeds to pay for the operations and reclamation of a coal mine owned by Ash Creek.

      12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE OF EACH SECURITY WAS EXEMPT FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF:

            a. the provisions contained in the first sentence of Section 6(b)

            b.    the provisions contained in the fourth
                  sentence of Section 6(b)

            c.    the provisions contained in any rule
                  of the Commission other than Rule 48.              X

      13. EXEMPTION FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF THE FIRST SENTENCE OF SECTION 6(B):

            Not Applicable

      14. EXEMPTION FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B):

            Not Applicable.

      15. EXEMPTION FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE 48:

            The issuance of the Note was exempt from the provisions of Section 6(a) because the issuance met the criteria set forth in Rule 52(b).

                                    SIGNATURE


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma and Ash Creek Mining Company have duly caused this report to be signed on their behalf on this 13th day of November 1996.


                                    ASH CREEK MINING COMPANY



                                    /S/  SANDRA S. BENNETT
                                    Sandra S. Bennett, Comptroller
                                    Ash Creek Mining Company